Exhibit 1.01

Superior Energy Services, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2015

This is the Conflict Minerals Report of Superior Energy Services, Inc. (the “Company”) for calendar year 2015 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with Rule 13p-1, the Company undertook due diligence on the source and chain of custody of conflict minerals used in manufacturing its products in 2015. For those limited products which were identified as containing conflict minerals, the Company then performed a Reasonable Country of Origin Inquiry (“RCOI”) reasonably designed to determine whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

In conducting its due diligence, the Company applied guidance from the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (Second Edition, OECD 2013) and the related supplements on Tin, Tantalum, Tungsten and Gold (collectively, the “OECD Framework”), an internationally recognized due diligence framework. Based on the Company’s due diligence to date, the Company does not have sufficient information to determine the country of origin for the conflict minerals which have been identified in its analysis, or to confirm whether such conflict minerals were from recycled or scrap sources. The Company reached this conclusion because it has been unable to determine the origin of the conflict minerals contained in its tungsten balls, which are used in its plunger lift equipment and carbide packers, which are used in certain of its well completion tools. This was due to a lack of information available from some of its suppliers regarding the origin of the conflict minerals used in their products.

The Company’s due diligence measures were based on both internal and external initiatives to identify products manufactured by the Company which may contain conflict minerals and to determine the source of such conflict minerals. As a provider of a wide variety of services and products to the energy industry relating to the exploration, development and production of oil and natural gas, the Company is several levels removed from the actual mining, smelting and refining of the conflict minerals. Furthermore, the Company does not buy raw ore or unrefined conflict minerals, or make purchases from the Covered Countries. The Company must therefore rely on its suppliers to provide information regarding the origin of any conflict minerals supplied by such suppliers.

The Company has actively engaged in performing an analysis of its business units and their respective products, and the role that suppliers play in manufacturing such products. The Company has taken the following steps to identify and assess risk in its supply chain:

1.	The Company assembled a team to define the scope of its supply chain due diligence process by identifying all of the Company’s business units who manufacture or contract to manufacture products.

2.	The Company then distributed internal questionnaires to each business unit identified in step 1 above and instructed them to gather and report information regarding (i) the use of conflict minerals within the products manufactured or contracted to be manufactured by each business unit during calendar year 2015, and (ii) whether such conflict minerals are necessary to the functionality or production of such products.

3.	Based on the responses received, the Company worked with each of the relevant business units to identify all suppliers who supply products containing conflict minerals.

The Company then conducted a RCOI for those 110 suppliers who were identified in the initial supply chain risk assessment described above to establish the origin of the conflict minerals used in such suppliers’ products. The Company was able to reach out to all 110 suppliers originally identified, and requested that each supplier complete and return the Conflict Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template in order to identify the origin of any conflict minerals included in the products provided to the Company. The Company reviewed each response received and directed business units to follow up with suppliers who failed to respond or provided incomplete responses. The Company received responses from a total of 63 suppliers, or approximately

57% of the suppliers initially identified. 27 of the responses received were completed, or partially completed, CFSI Conflict Minerals Reporting Templates. Eight of the responses received were references to online statements summarizing the suppliers’ policies relating to conflict minerals. 28 of the responses received were written statements describing the suppliers’ position with regard to the use of conflict minerals.

The Company relies on the suppliers’ responses to provide the Company with information about the source of conflict minerals contained in the products supplied by these suppliers to the Company. The majority of responses received by the Company indicate that the suppliers’ did not use conflict minerals in the production of their products. Of the suppliers who did indicate the use of conflict minerals, most of the responses indicated that they had insufficient information, or had not finished their due diligence on their supply chains, and therefore could not provide all of the information requested, including providing information on the smelters used to supply the products identified as containing conflict minerals.

Despite having conducted a good faith RCOI, the Company has been unable to determine the origin of the conflict minerals contained in those limited products identified through its due diligence process. The Company has determined that tungsten balls used in its plunger lift equipment and carbide packers used in certain of its well completion tools contain conflict minerals whose country of origin cannot be determined. The Company makes this determination due to a lack of information available from its suppliers regarding the origin of these conflict minerals.

The Company also adopted its own conflict minerals policy (“Policy”) to support the ethical sourcing of all materials used in its supply chain. The Policy is available online at http://www.superiorenergy.com/products-and-services/. The Policy reflects the Company’s expectation that its suppliers provide an appropriate level of information regarding where its materials originate from.

The Company is not required to obtain an independent private sector audit for this report.

The activities described above mitigated the risk that the Company’s conflict minerals benefited armed groups that are perpetrators of human rights abuses in the Covered Countries. In the next compliance period, the Company intends to continue taking steps to improve the information gathered from its due diligence process and to further mitigate the risk that its conflict minerals originate from the Covered Countries by:

1.	Continuing to communicate goals and expectations as reflected in the Company Policy to suppliers.

2.	Continuing to monitor and follow up on information provided by each supplier regarding their respective supply chains.

3.	Increasing the number of supplier responses which are based on the CFSI Conflict Minerals Reporting Template, and encouraging suppliers to fully complete their reports.

By continuing to implement the Company’s internal supply chain due diligence processes and driving accountability within the supply chain by communicating the Company’s expectations to suppliers, the Company hopes to further promote the ethical sourcing of all materials used in its supply chain.